UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

DDI Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

233162304 (CUSIP Number)

August 6, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162304	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Yield Asset Partners, L.P. EIN No.: 04-3395139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 181,500 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 181,500 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,500 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.70%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 233162304	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Yield Partners II, L.P EIN No.: 04-3490549
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 241,500 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 241,500 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,500 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.92%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 233162304	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty High Yield Partners III, L.P. EIN No.: 04-3554845
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 241,500 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 241,500 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,500 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.92%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 233162304	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities, L.P. EIN No.: 51-0422167
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 656,000 Shares 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 656,000 Shares 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,000 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.52%
12.	TYPE OF REPORTING PERSON* PN

Item 1	(a).	Name of Issuer The name of the issuer to which this filing on Schedule 13G relates is DDi Corp. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 1220 Simon Circle, Anaheim, California 92806.

Item 2	(a).

Name of Person Filing

This statement is being filed on behalf of Sankaty High Yield Asset Partners, L.P, a Delaware limited partnership (“Sankaty I”), Sankaty High Yield Partners II, L.P., a Delaware limited partnership (“Sankaty II”), Sankaty High Yield Partners III, L.P., a Delaware limited partnership (“Sankaty III”) and Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“Sankaty Credit”).

Sankaty Advisors, LLC (“Sankaty Advisors”), a Delaware limited liability company, is the investment sub-adviser to Sankaty I, and the investment adviser to each of Sankaty II, Sankaty III and Sankaty Credit. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors. Sankaty High Yield Asset Investors, LLC (“Sankaty HIYA”), a Delaware limited liability company, is the general partner of Sankaty I. Sankaty Investors, LLC (“Sankaty Investors”), a Delaware limited liability company, is the managing member of Sankaty HIYA. Sankaty High Yield Asset Investors II, LLC (“Sankaty HIYA II”), a Delaware limited liability company, is the general partner of Sankaty II. Sankaty Investors II, LLC (“Sankaty Investors II”), a Delaware limited liability company, is the managing member of Sankaty HIYA II. Sankaty High Yield Asset Investors III, LLC (“Sankaty HIYA III”), a Delaware limited liability company, is the general partner of Sankaty III. Sankaty Investors III, LLC (“Sankaty Investors III”), a Delaware limited liability company, is the member of Sankaty HIYA III. Sankaty Credit Opportunities Investors LLC (“Sankaty Credit Investors”), a Delaware limited liability company, is the general partner of Sankaty Credit. Sankaty Credit Member, LLC (“Sankaty Credit Member”) is the managing member of Sankaty Credit Investors. Mr. Jonathan S. Lavine is the managing member of each of Sankaty Investors, Sankaty Investors II, Sankaty Investors III and Sankaty Credit Member.

Item 2	(b).

Address of Principal Business Office or, if none, Residence

The principal business address of each of Sankaty I, Sankaty II, Sankaty III and Sankaty Credit is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship Each of Sankaty I, Sankaty II, Sankaty III and Sankaty Credit is organized under the laws of the State of Delaware. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Page 6 of 10 Pages

Item 2	(e).	CUSIP Number The CUSIP number of the Company’s Common Stock is 233162304.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).

Amount beneficially owned

As of the close of business on August 6, 2004, Sankaty I owned 181,500 shares of Common Stock of the Company. Sankaty HIYA is the general partner of Sankaty I. Sankaty Investors is the managing member of Sankaty HIYA. Sankaty Advisors is the investment sub-adviser to Sankaty I. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors and the manager of Sankaty Advisors.

As of the close of business on August 6, 2004, Sankaty II owned 241,500 shares of Common Stock of the Company. Sankaty HIYA II is the general partner of Sankaty II. Sankaty Investors II is the managing member of Sankaty HIYA II. Sankaty Advisors is the investment adviser to Sankaty II. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors II and the manager of Sankaty Advisors.

As of the close of business on August 6, 2004, Sankaty III owned 241,500 shares of Common Stock of the Company. Sankaty HIYA III is the general partner of Sankaty III. Sankaty Investors III is the managing member of Sankaty HIYA III. Sankaty Advisors is the investment adviser to Sankaty III. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors III and the manager of Sankaty Advisors.

As of the close of business on August 6, 2004, Sankaty Credit owned 656,000 shares of Common Stock of the Company. Sankaty Credit Investors is the general partner of Sankaty Credit. Sankaty Credit Member is the managing member of Sankaty Credit Investors. Sankaty Advisors is the investment adviser to Sankaty Credit. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member and the manager of Sankaty Advisors.

Page 7 of 10 Pages

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).

Percent of Class

As of the close of business on August 6, 2004, Sankaty I owned 0.70% of the Common Stock outstanding of the Company, Sankaty II owned 0.92% of the Common Stock outstanding of the Company, Sankaty III owned 0.92% of the Common Stock outstanding of the Company and Sankaty Credit owns 2.52% of the Common Stock outstanding of the Company. Together, as of the close of business on August 6, 2004, Sankaty I, Sankaty II, Sankaty III and Sankaty Credit owned 5.06% of the Common Stock outstanding of the Company.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: Sankaty I 181,500 Sankaty II 241,500 Sankaty III 241,500 Sankaty Credit 656,000

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: Sankaty I 181,500 Sankaty II 241,500 Sankaty III 241,500 Sankaty Credit 656,000

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Page 8 of 10 Pages

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: August 13, 2004.

SANKATY ADVISORS, LLC

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Manager

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	Sankaty High Yield Asset Investors II, LLC, its general partner
By:	Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	Sankaty High Yield Asset Investors III, LLC, its general partner
By:	Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 9 of 10 Pages

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 10 of 10 Pages